UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Solarfun Power Holdings Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of class of securities)

83415U108

(CUSIP Number)

Good Energies General Partner Jersey Limited
La Route de la Liberation
St. Helier
Jersey, Channel Islands JE2 3BQ
Facsimile No.: 44 1534 754 510
Attn: Fintan Michael Kennedy

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON. Good Energies II LP, acting by its general partner, Good Energies General Partner Jersey Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see instructions) PN

1	NAME OF REPORTING PERSON. Good Energies Investments (Jersey) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see instructions) CO

1	NAME OF REPORTING PERSON. COFRA Jersey Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see instructions) CO

1	NAME OF REPORTING PERSON. COFRA Holding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see instructions) CO

1	NAME OF REPORTING PERSON. Good Energies Investments Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see instructions) CO

1	NAME OF REPORTING PERSON. Avenia AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see instructions) CO

Item 1. Security and Issuer.

The disclosure in Item 1 of the Schedule 13D is hereby amended by amending and restating the Item in its entirety, as follows:

This Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) is being filed by the undersigned to amend the Schedule 13D filed on December 28, 2007, as amended by Amendment No. 1 filed on February 8, 2008 and Amendment No. 2 filed August 4, 2010 (as amended, the “Schedule 13D”) with respect to the ordinary shares, par value $0.0001 per share (“Ordinary Shares”) and American Depositary Shares (“ADSs”), of Solarfun Power Holdings Co., Ltd. (the “Issuer”), a company organized under the laws of the Cayman Islands. Each ADS represents five Ordinary Shares.

The principal executive offices of the Issuer are located at 666 Linyang Road, Qidong, Jiangsu Province 226200, People’s Republic of China.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

The disclosure in Item 4 of Schedule 13D is hereby amended by amending and restating the Item in its entirety, as follows:

On August 3, 2010, GE II LP entered into a Share Purchase Agreement (the “GE Sales Agreement”) with Hanwha Chemical Corporation, a Korean Company (“Hanwha”), pursuant to which GE II LP agreed to sell and Hanwha agreed to purchase 81,772,950 Ordinary Shares and 1,281,011 ADSs held by GE II LP.  Concurrently with the execution of the GE Sales Agreement, Hanwha entered into a (i) Share Purchase Agreement with the Issuer (the “Issuer Sales Agreement”), pursuant to which Hanwha agreed to purchase and the Issuer agreed to sell to Hanwha 36,455,089 Ordinary Shares and (ii) Share Purchase Agreement with Yonghua Solar Power Investment Holding Ltd., pursuant to which Hanwha agreed to purchase and Yonghua Holding agreed to sell to Hanwha 38,634,750 Ordinary Shares (the “Yonghua Sales Agreement”).

On September 16, 2010, the parties to the GE Sales Agreement, Issuer Sales Agreement and Yonghua Sales Agreement consummated the purchase and sale of the Ordinary Shares and ADSs contemplated thereby.  As a result, the Reporting Persons cease to own any Shares or ADSs as of September 16, 2010.

The foregoing description of the GE Sales Agreement is qualified in its entirety by reference to its full text (filed as Exhibit 2 to Amendment No. 2 to this Schedule 13D), which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

The disclosure in Item 5 of the Schedule 13D is hereby amended by amending and restating the Item in its entirety, as follows:

(a, b)   As described in Item 4 above, as a result of the consummation of the purchase and sale of the Reporting Persons’ Ordinary Shares and ADSs pursuant to the GE Sales Agreement, the Reporting Persons cease to own any Ordinary Shares or ADSs as of September 16, 2010.

(c)       Except as described in Item 4 above, the Reporting Persons have not effected any transactions in the Ordinary Shares or ADSs since the filing of Amendment No. 2 to this Schedule 13D.

(d)       Not applicable.

(e)       As described in Item 4 above, as a result of the consummation of the purchase and sale of the Reporting Persons’ Ordinary Shares and ADSs pursuant to the GE Sales Agreement, the Reporting Persons cease to own any Ordinary Shares or ADSs as of September 16, 2010.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.  Materials to be Filed as Exhibits

1.           Joint Filing Agreement among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 20, 2010

GOOD ENERGIES II LP acting by its General Partner GOOD ENERGIES GENERAL PARTNER JERSEY LIMITED
by:	/s/ Fintan Kennedy	/s/ Cheryl Myles
	Name: Fintan Kennedy Title: Director	Name: Cheryl Myles Title: Alternate Director
COFRA JERSEY LIMITED
by:	/s/ Fintan Kennedy	/s/ Cheryl Myles
	Name: Fintan Kennedy Title: Director	Name: Cheryl Myles Title: Alternate Director
GOOD ENERGIES INVESTMENT (JERSEY) LIMITED
by:	/s/ Fintan Kennedy	/s/ Cheryl Myles
	Name: Fintan Kennedy Title: Director	Name: Cheryl Myles Title: Alternate Director
COFRA HOLDING AG
by:	/s/ Simon Affentranger	/s/ Frank Stapper
	Name: Simon Affentranger Title: Authorized Signatory	Name: Frank Stapper Title: Authorized Signatory
GOOD ENERGIES INVESTMENTS HOLDINGS LIMITED
by:	/s/ Fintan Kennedy	/s/ Cheryl Myles
	Name: Fintan Kennedy Title: Director	Name: Cheryl Myles Title: Alternate Director
AVENIA AG
by:	/s/ Ivo Klingler	/s/ Pierre Izzo
	Name: Ivo Klingler Title: Authorized Signatory	Name: Pierre Izzo Title: Authorized Signatory

[Signature Page to Amendment No. 3 to Schedule 13D]